VALUE ADD GROWTH REIT III LLC

Additional Risk Factors

RISKS OF INVESTING

BUYING CLASS A INVESTOR SHARES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU COULD LOSE SOME OR ALL OF YOUR MONEY. THIS SECTION DESCRIBES WHAT WE BELIEVE ARE THE MOST SIGNIFICANT RISK FACTORS AFFECTING THE COMPANY AND ITS INVESTORS. THE ORDER IN WHICH THESE FACTORS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME FACTORS ARE MORE IMPORTANT THAN OTHERS.

RISKS FROM COVID-19: As a result of the COVID-19 pandemic, the world economy suffered the sharpest and most severe slowdown since at least the Great Depression. Although some segments of the economy have recovered, others have not. Moreover, the recovery has been fueled by enormous deficit spending by the Federal government and historic actions by the Federal Reserve to provide liquidity, neither of which is sustainable in the long term. The lingering effects of COVID-19 will affect real estate assets in a number of ways, both positively and negatively. We believe the multifamily market will continue to offer opportunities for successful acquisition and development, but neither we nor anyone else knows for certain what the real estate landscape will look like in the future..

THIS IS A "BLIND POOL" OFFERING: As of the date of this Offering Circular, the Company has not yet made any investments or identified projects in which it intends to invest. Consequently, you will have to decide whether to invest based on the experience, reputation, and track record of the Manager and the Sponsor, our business plan (all as described in this Offering Circular), and other factors you believe are relevant, rather than seeing and evaluating actual real estate assets. This structure is sometimes called a "blind pool offering."

OUR AUDITOR HAS RAISED QUESTIONS ABOUT OUR ABILITY TO SURVIVE AS A GOING CONCERN: In the audited financial statements attached to this Offering Circular, our auditor has noted the Company has not yet commenced planned principal operations and has not generated revenues or profits since inception, and that these factors, among others, raise substantial doubt about the Company's ability to continue as a "going concern." As further noted by our auditor, the Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations, and to deploy that capital effectively to produce profits. No assurance can be given that the Company will be successful in these efforts.

YOU MIGHT LOSE YOUR MONEY: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaranties you will get your money back. Buying Class A Investor Shares is not like that at all. The ability of the Company to make distributions depends on a number of factors, including some beyond our control. Nobody guaranties that you will receive payments and you might lose some or all of your money.

THE COMPANY IS A STARTUP BUSINESS: Although the principals of the Company have been engaged in the real estate and finance industries for years, the Company is a brand new business. Like any new business, the Company faces challenges on a number of fronts, including attracting and retaining qualified employees, designing and implementing new business systems, technology systems, marketing, and capital formation. If the Company failed in any of these or other key areas, the whole business could fail and Investors could lose some or all of their money.

OUR TRACK RECORD DOES NOT GUARANTY FUTURE PERFORMANCE: There is no guaranty that the Company will do well as its affiliates have done. Like most sectors of the national and global economy, the real estate market has been negatively impacted by the spread of COVID-19 and its resulting economic fallout. As a result, there is significant market uncertainty conditions may continue to evolve and we might not be able to adapt. In any case, the Company stands on its own.

SPECULATIVE NATURE OF REAL ESTATE INVESTING: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other Acts of God, some of which can be uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

OUR GROWTH FOCUS INCREASES RISK: The Company intends to focus on real estate projects on the "growth" side of the growth/income spectrum. By definition, these projects will tend to carry greater risk, along with the potential for higher profits.

ARBITRARY PRICING: The initial price of our Class A Investor Shares was determined arbitrarily by the Manager and was not determined by an independent appraisal of the Company's value and bears no relationship to traditional measures of value such as EBITDA (earnings before interest, taxes, depreciation, and amortization), cash flow, revenue, or book value.

PROPERTY VALUES COULD DECREASE: The value of the property in which we invest could decline, perhaps significantly. Factors that could cause the value of property to decline include, but are not limited to:

- Changes in interest rates

- Competition from existing properties and new construction

- Changes in national or local economic conditions

- Changes in zoning

- Environmental contamination or liabilities

- Changes in local market conditions

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects in property

- Incomplete or inaccurate due diligence

ILLIQUIDITY OF REAL ESTATE: Real estate is generally illiquid, meaning that it is not typically capable of being readily sold for cash at fair market value. Thus, the Company might not be able to sell a real estate project as quickly or on the terms that it would like. Moreover, the overall economic conditions that might cause the Company to want to sell properties are generally the same as those in which it would be most difficult to sell.

COMPETITION FOR PROJECTS: To achieve satisfactory returns for our Investors, the Manager must identify projects that satisfy our investment selection criteria and that can be acquired at reasonable prices. There is no guaranty that the Manager will be able to do so. The real estate industry is highly competitive and fragmented. The Manager, directly or through affiliates, will compete with other real estate developers for the most promising projects, and some of those other real estate developers could have substantially greater resources, allowing them to move more quickly, pay more, or have greater access to the best projects. The result could be that the Company winds up investing in projects of lower quality, or where the owner of the project (an affiliate of the Manager) paid too much as a result of intense competition.

THE COMPANY MIGHT INVEST IN THE SPONSOR'S PROJECTS: The Company might invest in projects sponsored or co-sponsored by the Sponsor or its affiliates. These projects will not necessarily be the best projects available.

ENTITLEMENT RISKS: The Company might invest in projects before some or all of the necessary zoning approvals have been obtained. Securing zoning approval can take a long time and be very expensive, and even after a long and expensive process there is no guaranty that approval will be given. If approvals cannot be obtained the value of the real estate could go down and Investors could lose some or all of their money.

GOVERNMENTAL REGULATION: In addition to zoning approval, any development project will require the approval of numerous government authorities regulating such matters as density levels, the installation of utility services such as water and waste disposal, and the dedication of acreage for open space, parks, schools and other community purposes. Governmental authorities have imposed impact fees as a means of defraying the cost of providing certain governmental services to developing areas and the amount of these fees has increased significantly during recent years. Many state laws require the use of specific construction materials which reduce the need for energy consuming heating and cooling systems. Local governments also, at times, declare moratoriums on the issuance of building permits and impose other restrictions in areas where sewage treatment facilities and other public facilities do not reach minimum standards. All of these regulations will impose costs and risks on our Projects.

LACK OF REPRESENTATIONS AND WARRANTIES FROM SELLERS. The Company might invest in projects where the seller of the real estate made limited or no representations and warranties concerning the condition of the real estate, the status of leases, the presence of hazardous materials or hazardous substances, the status of governmental approvals and entitlements, and other important matters. If we fail to discover defects through our own due diligence review, but discover them only after the project has bene acquired and the Company has made its investment, we may have little or no recourse against the sellers.

INCOMPLETE DUE DILIGENCE: The Manager or an affiliate of the Manager will perform "due diligence" on each project, meaning we will review available information about the project, its current zoning, the surrounding community, and other information we believe is relevant. As a practical matter, however, it is simply impossible to review all of the information about a given piece of real estate (or about anything) and there is no assurance that all of the information we have reviewed is accurate. For example, sometimes important information is hidden or unavailable, or a third party might have an incentive to conceal information or provide inaccurate information, or we might not think of all the relevant information, or we might not be able to verify all the information we review. It is also possible that we will reach inaccurate conclusions about the information we have reviewed. Due diligence is as much an art as it is a science, and there is a risk that, especially with the benefit of hindsight, our due diligence will turn out to have been incomplete or inadequate.

PRICING OF ASSETS: The success of the Company and its ability to make distributions to Investors depends on the Manager's ability to gauge the value of real estate assets. Although the Manager and its principals are experienced real estate investors and will rely on various objective criteria to select properties for investment, including, in all or almost all cases, third-party appraisals, ultimately the value of these assets is as much an art as a science, and there is no guaranty that the Company and its advisors will be successful.

RISKS ASSOCIATED WITH SECURITIES LAWS: The Company is conducting this offering under Reg CF and we intend to conduct future offerings under Reg CF, Regulation D, and/or Regulation A. To satisfy any of these "exemptions" the Company must comply with complex rules, regulations, and requirements. Although the Company is guided by experienced securities counsel, it is possible that we would fail to qualify for an exemption with possibly negative consequences, including the inability to raise additional capital.

AMERICANS WITH DISABILITIES ACT: Under the Americans with Disabilities Act (the "ADA"), public accommodations must meet certain federal requirements related to access and use by disabled persons. Some (although not all) of the projects in which the Company invests will be "public accommodations," and complying with the ADA and other similar laws will make those projects more expensive to build and maintain than they would have been otherwise. Furthermore, it is possible that the ADA could be extended by law or regulation, requiring existing projects to be retrofitted at great expense.

DIFFICULTY ATTRACTING BUYERS AND TENANTS: Some of the projects in which the Company invests will involve the construction of houses, with the expectation that the houses will be sold once construction is complete. Other projects will involve the construction of multi-family apartment communities, with the expectation that the apartments will be leased to tenants once construction is complete. In either situation, the projects will be built on "spec," meaning that we will not have a buyer for the house or tenants for the apartments at the time construction begins. Depending on market conditions, we might experience difficulty finding a buyer or tenants, with adverse effects on the profitability of the project.

CONSTRUCTION RISKS: Most or all of the projects in which the Company invests will involve substantial renovation of existing properties or construction of new properties. No matter how carefully we plan, the construction process is notorious for cost overruns and delays. If the construction of a project ended up costing significantly more than we had budgeted, or took significantly longer to complete than forecast, or were done improperly, the profitability or even the viability of the project could suffer.

ENVIRONMENTAL RISKS: The Manager or its affiliates will conduct typical environmental testing on each project to determine the existence of significant environmental hazards. However, it is impossible to be certain of all the ways that a given piece of real estate has been used, raising the possibility that environmental hazards could exist despite our environmental investigations. Under Federal and State laws, moreover, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate could become subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic. The existence of an environmental hazard could therefore present direct or indirect risks to the Company.

LACK OF DIVERSIFICATION: The first projects in which the Company invests might be concentrated in one or a limited number of markets. Therefore, the Company's portfolio of real estate assets will be relatively undiversified geographically. Portfolio theory suggests that greater diversification reduces risk, and therefore investors considering an investment in the Company should also consider investments that would, in effect, lead to a better-diversified total portfolio.

CONCENTRATION OF ASSETS IN A SMALL NUMBER OF PROJECTS: The Company will begin deploying capital (that is, investing in projects) right away. This means that, at the extreme, up to 100% of the Company's assets could be deployed in a single project, significantly increasing the risk of Investors as compared to a portfolio in which the Company's capital is deployed across a greater number of projects.

NO OFFERING MINIMUM: Although the Company hopes to raise as much as $75,000,000 from subsequent offerings, it will begin deploying capital (that is, investing in projects) from the first dollar. If the Company raised only a small amount from the Offering – say, $500,000, just to use an example – its business plans would be severely curtailed, creating greater risks for Investors.

INABILITY TO IMPLEMENT LIQUIDITY TRANSACTIONS: We will typically aim to invest in projects that can be liquidated (*i.e.*, sold) within approximately five years. However, there is no guarantee that we will be able to successfully pursue a liquidity event with respect to any of our projects. Market conditions may delay or even prevent the Manager from pursuing liquidity events. If we do not or cannot liquidate our real estate portfolio, or if we experience delays due to market conditions, this could delay Investors' ability to receive a return of their investment indefinitely and may even result in losses.

OUR TARGET OFFERING AMOUNT IS ARBITRARY: We will begin to deploy the proceeds of this offering when we have raised as little as $10,000. However, if we raise only $10,000 or anything close to that we will not be able to achieve any of our business goals and the Company might not survive. Hence, investors who invest early will take substantively more risk than those who invest later.

NEED FOR ADDITIONAL CAPITAL: The Company relies on raising capital to execute its business plan in several ways:

- The Company's focus on "value add" projects implies that once the Company acquires a project it will spend money on renovations.

- Access to ready capital allows the Company to acquire quality projects that it might otherwise lose.

- The more equity the Company has in a project, the lower its borrowing costs.

- With adequate capital the Company can afford to hold projects longer, if it believes a longer hold period will increase returns.

There is no guarantee that the Company will be able to raise the capital it needs or on terms that are not adverse to the interests of Investors.

RISK OF DILUTION: If we raise additional capital in the future by issuing equity interests in the Company, your ownership interest would be diluted.

WE ANTICIPATE FUTURE OFFERINGS: The Company intends to raise capital using Regulation A, possibly as much as $75 million per year.

FUTURE SECURITIES COULD HAVE SUPERIOR RIGHTS: The Company might issue securities in the future that have rights superior to the rights associated with the Class A Investor Shares. For example, the holders of those securities could have the right to receive distributions before any distributions are made to Investors, or distributions that are higher, dollar for dollar, than the distributions paid to the holders of the Class A Investor Shares, or the right to receive all their money back on a liquidation of the Company before the holders of the Class A Investor Shares receive anything

THE SEC COULD TAKE AWAY OUR ABILITY TO RAISE CAPITAL ANY TIME: The SEC has powerful tools allowing it to take away our ability to raise capital using Regulation A. Under Rule 258, the SEC can order us to stop raising capital if it believes we have violated any material condition of Regulation A. Even more alarming, under Rule 262 the SEC can suspend the Offering immediately, and without notice, simply by telling us that it is *investigating* the Offering – that is, before it even believes we have done something wrong. Moreover, if the SEC exercises its power to stop this Offering it will have a "domino" effect, precluding the Company from raising capital under Regulation D or Reg CF also.

RISKS ASSOCIATED WITH LEVERAGE: We intend to borrow money to finance most or all of the projects in which the Company invests. While debt financing can improve returns in a good market, it carries significant risks in a bad market, and therefore increases our vulnerability to downturns in the real estate market or in economic conditions generally. There is no guaranty that we will generate sufficient cash flow to meet our debt service obligations, and we may be unable to repay, refinance or extend our debt when due. We may also give our lender(s) security interests in our assets as collateral for our debt obligations. If we are unable to meet our debt service obligations, those assets could be foreclosed upon, which could negatively affect our ability to generate cash flows to fund distributions to Investors. We may also be required to sell assets to repay debt and may be forced to sell at times that are unfavorable to the Company, which would likewise negatively affect our ability to operate successfully.

UNINSURED LOSSES: The Manager or an affiliate of the Manager will try to ensure that each project carries adequate insurance coverage against foreseeable risks. However, there can be no assurance that our insurance will be adequate, and insurance against some risks, like the risk of earthquakes and/or floods, might be unavailable altogether or available at commercially unreasonable rates or in amounts that are less than the full market value or replacement cost of the underlying properties. Hence, it is possible that a project would suffer an uninsured loss, resulting in a loss to the Company and Investors.

SEC ADMINISTRATIVE PROCEEDING WITH AFFILIATE: DF Growth REIT II, LLC, an affiliate of the Company, is currently involved in an administrative proceeding with the Enforcement Division of the SEC regarding the affiliate's alleged violations of Regulation A during an unregistered securities offering. Notably, none of the allegations against the affiliate involve financial or accounting misconduct, investor losses, or fraud.The affiliate is defending itself vigorously, but, as with all proceedings, the outcome cannot be predicted with certainty. If the outcome were to be unfavorable to the affiliate, there is a risk that that matter could adversely affect the Company and its Investors. For example, the SEC might decide to subject individuals and entities with ties to the affiliate – including the Company – to heightened scrutiny and oversight, requiring the Company to divert its time and resources away from its core business plan.

BROAD INVESTMENT STRATEGY: The Manager has broad discretion to choose projects. An Investor might prefer a more focused strategy.

LOSS OF UNINSURED BANK DEPOSITS: Any cash the Company has on hand from time to time will likely be held in regular bank accounts. While the FDIC insures deposits up to a specified amount, it is possible that the amount of cash in the Company's account would exceed the FDIC limits, resulting in a loss if the bank failed.

POTENTIAL LIABILITY TO RETURN DISTRIBUTIONS: Under some circumstances, Investors who received distributions from the Company could be required to return some or all of those distributions. However, Investors generally will not be liable for the debts and obligations of the Company beyond the amount they paid for the Class A Investor Shares.

LIMITED LIABILITY OF MANAGER: Under the Company's Limited Liability Company Agreement, the grounds for which an Investor may sue the Manager is very limited. For example, the Limited Liability Company Agreement waives all fiduciary obligations of the Manager. This means that except in rare circumstances, you will not be able to sue the Manager even if the Manager makes mistakes and those mistakes cost you money.

LIMITED PARTICIPATION IN MANAGEMENT: Investors will not have a right to vote or otherwise participate in managing the Company. For example, Investors will have no voice in selecting the projects in which the Company invests, deciding on the terms of the investment, or deciding when a project should be sold. Only those willing to give complete control to our management team should consider an investment in the Company.

RELIANCE ON MANAGEMENT: The success of the Company depends almost exclusively on the abilities of its current management team. If any of these individuals resigned, died, or became ill, the Company and its Investors could suffer.

CONFLICTS OF INTEREST: The interests of the Manager could conflict with the interests of Investors in a number of important ways, including these:

- The interests of Investors might be better-served if our management team devoted its full attention to the business of the Company. Instead, our team will manage a number of different projects.

- At least initially, the Company might not consider investing in projects other than those controlled by the Manager and its affiliates, even if the projects in question represent better opportunities.

- The Manager and its affiliates might not invest significant equity in the Company or in the projects in which the Company invests. If they do not, their economic interests could be in conflict with the interests of Investors.

- Members of our management team have business interests wholly unrelated to the Company and its affiliates, all of which require a commitment of time.

- The lawyers who prepared the Limited Liability Company Agreement, the Investment Agreement, and this Offering Circular represent us, not you. You must hire your own lawyer (at your own expense) if you want your interests to be represented.

WAIVER OF RIGHT TO JURY TRIAL: The Investment Agreement and the LLC Agreement both provide that legal claims will be decided only by a judge, not by a jury. The provision in the LLC Agreement will apply not only to an Investor who purchases Class A Investor Shares in the Offering, but also to anyone who acquires Class A Investor Shares in secondary trading. Having legal claims decided by a judge rather than by a jury could be favorable or unfavorable to the interests of an owner of Class A Investor Shares, depending on the parties and the nature of the legal claims involved. It is possible that a judge would find the waiver of a jury trial unenforceable and allow an owner of Class A Investor Shares to have his, her, or its legal claim decided by a jury. In any case, the waiver of a jury trial in both the Investment Agreement and the LLC Agreement do not apply to claims arising under the Federal securities laws.

FORUM SELECTION PROVISION: Our Investment Agreement and our LLC Agreement both provide that disputes will be handled solely in the state or federal courts located in Delaware. We included this provision primarily because (i) the Company is organized under Delaware law, (ii) Delaware courts have developed significant expertise and experience in corporate and commercial law matters and investment-related disputes (which typically involve very complex legal questions), particularly with respect to alternative entities (such as LLCs), and have developed a reputation for resolving disputes in these areas in an efficient manner, and (iii) Delaware has a large and well-developed body of case law in the areas of corporate and alternative entities law and investment-related disputes, providing predictability and stability for the Company and its Investors. This provision could be unfavorable to an Investor to the extent a court in a different jurisdiction would be more likely to find in favor of an Investor or be more geographically convenient to an Investor. It is possible that a judge would find this provision unenforceable and allow an Investor to file a lawsuit in a different jurisdiction.

Section 27 of the Exchange Act provides that Federal courts have exclusive jurisdiction over lawsuits brought under the Exchange Act, and that such lawsuits may be brought in any Federal district where the defendant is found or is an inhabitant or transacts business. Section 22 of the Securities Act provides that Federal courts have concurrent jurisdiction with State courts over lawsuits brought under the Securities Act, and that such lawsuits may be brought in any Federal district where the defendant is found or is an inhabitant or transacts business. Investors cannot waive our (or their) compliance with Federal securities laws. Hence, to the extent the forum selection provisions of the Investment Agreement or the LLC Agreement conflict with these Federal statutes, the Federal statutes would prevail.

LIMITATION ON RIGHTS IN LLC AGREEMENT: The Company's Limited Liability Company Agreement limits your rights in several important ways, including these:

- The LLC Agreement significantly curtails your right to bring legal claims against management.

- The LLC Agreement limits your right to obtain information about the Company and to inspect its books and records.

- Investors can remove the Manager only in very limited circumstances, even if you think the Manager is doing a bad job.

- The Manager is allowed to amend the LLC Agreement in certain respects without your consent.

- The LLC Agreement restricts your right to sell or otherwise transfer your Class A Investor Shares.

- The LLC Agreement gives the Manager the right to buy back your Class A Investor Shares without your consent if the Manager determines that (i) the Company would otherwise become subject to the Employee Retirement Income Security Act of 1974 (after referred to as "ERISA"), or (ii) you have engaged in certain misconduct.

- The LLC Agreement provides that all disputes will be conducted in San Diego County, California.

LIMITATIONS ON RIGHTS IN INVESTMENT AGREEMENT: To purchase Class A Investor Shares, you are required to sign our Investment Agreement. The Investment Agreement would limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Class A Investor Shares:

- Any claims arising from your purchase of Class A Investor Shares or the Investment Agreement must be brought in the state or federal courts located in San Diego, California, which might not be convenient to you.

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

LIMITS ON TRANSFERABILITY: There are several obstacles to selling or otherwise transferring your Class A Investor Shares:

- There will be no established market for your Class A Investor Shares, meaning you could have difficulty finding a buyer.

- Under the Limited Liability Company Agreement, the Class A Investor Shares may not be transferred in some circumstances.

- If you want to sell your Class A Investor Shares, you must first offer it to the Manager.

- Under the Limited Liability Company Agreement, the Class A Investor Shares may not be transferred if the Manager determines that the transfer could jeopardize the status of the Company as a REIT.

- To qualify as a REIT, the Limited Liability Company Agreement limits the amount of the Company that any one person may own, which may restrict your ability to sell Class A Investor Shares to others who have invested in the Company.

Taking all that into account, you should plan to own your Class A Investor Shares indefinitely.

RISK OF FAILURE TO COMPLY WITH SECURITIES LAWS: Affiliates of the Company have previously sold securities relying on the exemptions under Regulation D and Regulation A, and the current Offering by the Company relies on the exemption under Regulation A. In all cases, we have relied on the advice of securities lawyers and believe we qualify for the exemption. If we did not qualify, we could be liable to penalties imposed by the Federal government and State regulators, as well as to lawsuits from investors.

REDUCED DISCLOSURE REQUIREMENTS UNDER THE JOBS ACT: The Class A Investor Shares are being offered pursuant to Tier 2 of Regulation A issued by the SEC, as amended pursuant to the Jumpstart Our Business Startups Act of 2012 (known as the "JOBS Act"). Regulation A does not require us to provide you with all of the information that would be required in a registration statement in connection with an initial public offering (IPO) of securities. As a Regulation A issuer, we are also not subject to the same level of ongoing reporting obligations as a typical public reporting company, including, but not limited to, many of the disclosure requirements applicable to public reporting companies under the Securities Exchange Act of 1934.

WE ARE AN "EMERGING GROWTH COMPANY" UNDER THE JOBS ACT: Today, the Company qualifies as an "emerging growth company" under the JOBS Act. If the Company were to become a public company (*e.g.*, following an IPO) and continued to qualify as an emerging growth company, it would be able to take advantage of certain exemptions from the reporting requirements under the Securities Exchange Act of 1934 and exemptions from certain investor protection measures under the Sarbanes Oxley Act of 2002. Using these exemptions could benefit the Company by reducing compliance costs, but could also mean that investors receive less information and receive fewer protections than they would otherwise. However, these exemptions – and the status of the Company as an "emerging growth company" in the first place – will not be relevant unless the Company becomes a public reporting company, which we do not plan or foresee.

WE ARE NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS THAT APPLY TO COMPANIES LISTED ON A NATIONAL EXCHANGE: Companies whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) are generally subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (*i.e.*, directors with no material outside relationships with the company or management), which is responsible for monitoring the Company's compliance with the law. As of the date of this Offering Statement, neither the Class A Investor Shares nor any other securities of the Company are listed on a national exchange, and it is likely that our securities will never be listed on a national exchange. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of a national exchange.

REGULATION AS AN INVESTMENT COMPANY: If the Company were treated as an "investment company" under the Investment Company Act of 1940, we would be required to comply with a number of special rules and regulations and incur significant cost doing so. In addition, if it were determined that the Company had operated as an investment company without registering as such, we could be subject to significant penalties and, among other things, any contracts the Company had entered into could be rendered unenforceable. As described in "INVESTMENT COMPANY ACT LIMITATIONS." We intend to conduct our business so that we are not treated as an investment company. However, we might not be successful.

FAILURE TO SATISFY CONDITIONS OF REIT; TAXES ON REITS: We intend to elect to be taxed as a real estate investment trust, or "REIT," under Sections 856 through 860 of the Internal Revenue Code (the "Code") for purposes of federal income taxes. To qualify as a REIT, the Company must satisfy a number of criteria, both now and on an ongoing basis. Should the Company fail to satisfy any of these criteria, even inadvertently, it could become subject to penalty taxes and/or lose its REIT status altogether, which would make the Company subject to federal income tax and thereby reduce the returns to investors substantially. Further, even if it maintains its REIT status, the Company could be subject to various taxes in some situations. While the Company intends to seek guidance from tax advisors and operate its business accordingly, there is no guaranty that it will be able to avoid taxes and maintain its qualification as a REIT.

REIT REQUIREMENTS COULD RESTRICT ACTIONS: REITs are subject to a 100% tax on income from "prohibited transactions," which include sales of assets that constitute inventory or other property held for sale in the ordinary course of a business, other than foreclosure property. This 100% tax could impact our desire to sell assets and other investments at otherwise opportune times if we believe such sales could be considered a prohibited transaction.

REQUIRED DISTRIBUTIONS: As a REIT, we generally must distribute 90% of our annual taxable income to our investors. From time to time we might generate taxable income greater than our net income for financial reporting purposes from, among other things, amortization of capitalized purchase premiums, or our taxable income might be greater than our cash flow available for distribution to our stockholders. If we do not have other funds available in these situations, we might be unable to distribute 90% of our taxable income as required by the REIT rules. In that case, we would need to borrow funds, sell a portion of our investments, potentially at disadvantageous prices, or find another alternative source of funds. These alternatives could increase our costs or reduce our equity and reduce amounts to invest in real estate assets and other investments. Moreover, the distributions received by our stockholders in such an event could constitute a return of capital for federal income tax purposes, as the distributions would be in excess of our earnings and profits.

FEDERAL AND STATE INCOME TAXES AS A REIT: Even if the Company qualifies and maintains its qualification as a REIT, it may be subject to federal income taxes and related state taxes. For example, if we have net income from a "prohibited transaction," such income will be subject to a 100% tax. The Company may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. The Company may also decide to retain income it earns from the sale or other disposition of its property and pay income tax directly on such income. In that event, the Company's investors will be treated as if they earned that income and paid the tax on it directly. However, shareholders that are tax-exempt would have no benefit from their deemed payment of such tax liability. The Company may also be subject to state and local taxes on its income or property. Any federal or state taxes paid by the Company will reduce the Company's operating cash flow and cash available for distributions.

FIRPTA TAX ON NON-U.S. SELLERS: A non-U.S. Investor who sells Class A Investor Shares for a gain would generally be subject to tax under the Foreign Investment in Real Property Tax Act (FIRPTA) if the Company does not qualify as a "domestically controlled REIT," meaning a REIT in which less than 50% of the value of the outstanding shares are owned by non-U.S. persons. We intend to qualify as a domestically controlled REIT, but there can be no assurance we will always do so.

BREACHES OF SECURITY: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched, we and our vendors may be unable to anticipate these techniques or to implement adequate defensive measures.

THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING
PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS